UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2
SOHO HOUSE & CO INC.
(Name of the Issuer)
Soho House & Co Inc.
EH Parent LLC
The Yucaipa Companies LLC
Yucaipa American Alliance (Parallel) Fund II, L.P.
Yucaipa American Alliance Fund II, L.P.
Yucaipa American Alliance III, L.P.
Yucaipa Soho Works, Inc.
Global Joint Venture Investment Partners LP
OA3, LLC
Ron Burkle
Richard Caring
Andrew Carnie
Nick Jones
Tom Collins
(Names of Persons Filing Statement)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
586001109
(CUSIP Number of Class of Securities)

Soho House & Co Inc. Richard Caring Andrew Carnie Nick Jones Tom Collins c/o 180 Strand London, WC2R 1EA United Kingdom Tel: +44 (0) 207 8512 300
EH Parent LLC
The Yucaipa Companies LLC
Yucaipa American Alliance (Parallel) Fund II, L.P.
Yucaipa American Alliance Fund II, L.P.
Yucaipa American Alliance III, L.P.
Yucaipa Soho Works, Inc.
Global Joint Venture Investment Partners LP
OA3, LLC
Ron Burkle
c/o The Yucaipa Companies
9130 West Sunset Boulevard
Los Angeles, CA 90069
Tel: (310) 789-7200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Samir A. Gandhi John H. Butler Ayo K. Badejo Sidley Austin LLP 787 7th Ave New York, NY 10019 Tel: (212) 839-5300	Philip Richter Alison McCormick Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Tel: (212) 859-8000	Melissa A. DiVincenzo Morris, Nichols, Arsht & Tunnell LLP 1201 N Market Street, 16th Floor Wilmington, DE 19801 Tel: (302) 658-9200

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION
This Amendment No. 2 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Soho House & Co Inc., a Delaware corporation (“Soho House”) and the issuer of Soho House’s Class A common stock, par value $0.01 per share (the “Class A Common Stock” and, together with Soho House’s Class B common stock, par value $0.01 per share, the “Common Stock”), that is the subject of the Rule 13e-3 transaction; (ii) EH Parent LLC, a Delaware limited liability company (“Parent”); (iii) The Yucaipa Companies LLC, a Delaware limited liability company (“Yucaipa”); (iv) (a) Yucaipa American Alliance Fund II, L.P. (“Fund II”), (b) Yucaipa American Alliance (Parallel) Fund II, L.P. (“Parallel Fund”), (c) Yucaipa American Alliance III, L.P. (“Alliance III”), (d) Yucaipa Soho Works, Inc. (“Soho Fund” and, together with Fund II, Parallel Fund and Alliance III, the “Yucaipa Funds”), (e) Global Joint Venture Investment Partners LP (“Global JV”) and (f) OA3, LLC (“OA3” and, together with the Yucaipa Funds and Global JV, the “Yucaipa Filing Parties”); (v) Mr. Ron Burkle; (vi) Mr. Richard Caring; (vii) Mr. Andrew Carnie; (viii) Mr. Nick Jones; and (ix) Mr. Tom Collins.
This Transaction Statement relates to the Agreement and Plan of Merger, dated August 15, 2025 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Soho House, Parent and EH MergerSub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub merged with and into Soho House (the “Merger”), with Soho House surviving the Merger. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.
Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.
While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, Soho House was “controlled” by any of the Filing Persons or their respective affiliates.
The information concerning Soho House contained in, or incorporated by reference into, the Transaction Statement and the definitive proxy statement (the “Proxy Statement”) filed under Regulation 14A of the Exchange Act with the SEC pursuant to which Soho House solicited proxies from Soho House’s stockholders in connection with the Merger was supplied by Soho House. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including Soho House, is responsible for the accuracy of any information supplied by any other Filing Person.
ii

SCHEDULE 13E-3 ITEMS
Item 10.	Source and Amounts of Funds or Other Consideration
(a) — (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:
In connection with the closing of the Merger, Soho House, Merger Sub and Soho House Holdings Limited (“Soho House HoldCo”) executed certain revised equity and debt funding arrangements, as described below:
•
Merger Sub entered into a $50.0 million equity commitment letter with Morse Ventures Inc. (“Morse Ventures”), an entity owned by Mr. Tyler Morse, the Chairman and Chief Executive Officer of MCR Investors LLC (the “Morse Commitment”), pursuant to which Morse Ventures funded approximately $45.0 million to Merger Sub. MCR Hospitality Fund IV LP and MCR Hospitality Fund IV QP LP (collectively, “MCR”) separately funded approximately $55.0 million to Merger Sub under their equity commitment letter, for a total of approximately $100.0 million in equity funding from MCR and Morse Ventures.

•
Soho House HoldCo amended and restated its debt commitment letter (the “Amended and Restated Debt Commitment Letter”) with Apollo and the GS Principal Investors (each, as defined in the Proxy Statement) and, together, the “HoldCo Financing Sources”). Pursuant to the Amended and Restated Debt Commitment Letter, the HoldCo Financing Sources increased the aggregate size of Soho House HoldCo’s senior unsecured notes facility from $150.0 million to $220.0 million (the “Upsized HoldCo Facility”).

•
In connection with the Upsized HoldCo Facility, Merger Sub and Apollo Capital Management, L.P. reduced Apollo Capital Management, L.P.’s existing $50.0 million equity commitment and affiliates of Apollo Capital Management, L.P. funded approximately $30.0 million to Merger Sub.

•
Merger Sub entered into an equity commitment letter with Momentum Solutions II, LLC (“Momentum”), an entity owned and controlled by Mr. George Popstefanov, pursuant to which Momentum funded approximately $100.0 million to Merger Sub.

•
Soho House entered into amendments to its existing Rollover and Support Agreements with certain entities affiliated with Goldman Sachs & Co. LLC (the “GS Funds”) and Mr. Richard Caring (the “Rollover Agreement Amendments”). Pursuant to the Rollover Agreement Amendments, the number of shares of Soho House’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), held by the GS Funds classified as Rollover Shares (as defined below) decreased from 13,973,957 shares to 13,859,953 shares. In addition, the number of shares of Class A Common Stock classified as Rollover Shares that were held by Mr. Richard Caring decreased from 336,397 shares to zero, while the number of shares of Soho House’s Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, “Common Stock”), classified as Rollover Shares that were held by Mr. Richard Caring increased from 37,024,497 shares to 39,845,438 shares.

Concurrently with the filing of this Final Amendment, Soho House is filing with the SEC a Current Report on Form 8-K (the “Closing Form 8-K”). Items 1.01 of the Closing Form 8-K is hereby incorporated by reference.
Item 15.	Additional Information
(c)	Other material information. Item 15(c) is hereby amended and supplemented as follows:
On January 9, 2026, at a special meeting of Soho House’s stockholders, Soho House’s stockholders adopted the Merger Agreement.
On January 29, 2026, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Soho House, with Soho House surviving the Merger. As a result of the Merger, Soho House became a privately held company owned by (1) certain of Soho House’s existing stockholders (the “Reinvestment Stockholders”) who entered into rollover and support agreements with Soho House (the “Rollover and Support Agreements”), pursuant to which certain of their shares of Common Stock and equity awards (collectively, the “Rollover Shares”) were designated to remain outstanding following the Merger and (2) certain equity investors (the “Equity Investors”) that purchased shares of Merger Sub’s common stock, par value $0.01 per share (the “Merger Sub Common Stock”), at or prior to the effective time of the Merger (the “Effective Time”), to fund a portion of the consideration payable to Soho House’s stockholders in connection with the Merger.

At the Effective Time:
•
each share of Common Stock outstanding immediately prior to the Effective Time (other than (1) Owned Company Shares (as defined below), (2) Rollover Shares, (3) shares held by stockholders who properly and validly exercised their statutory appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware and (4) shares of Class A Common Stock that were issued pursuant to equity awards pursuant to the terms of the Merger Agreement) were cancelled and extinguished and automatically converted into the right to receive $9.00 in cash without interest thereon and subject to applicable withholding taxes (the “Per Share Price”);

•
each share of Common Stock that was (1) held by Soho House or its subsidiaries or (2) owned by Parent or Merger Sub (other than Rollover Shares) as of immediately prior to the Effective Time (the “Owned Company Shares”) was cancelled and extinguished without any conversion thereof or consideration paid therefor;

•
each share of Merger Sub Common Stock that was outstanding as of immediately prior to the Effective Time (other than the shares of Merger Sub Common Stock owned by Parent) was cancelled and extinguished and automatically converted into one share of Class A Common Stock;

•
each vested stock appreciation right (“Soho House SAR”) granted under the Soho House 2021 Equity Incentive Plan or the Soho House Holdings Limited 2020 Equity Incentive Plan (the “Soho House Equity Plans”) that was not held by a Reinvestment Stockholder was cancelled and converted into the right to receive a cash payment equal to the product of (1) such Soho House SAR, multiplied by (2) the excess, if any, of (A) the Per Share Price over (B) the base price per share subject to such award, without interest and less any required tax withholdings; provided that each vested Soho House SAR with a base price per share that was equal to or greater than the Per Share Price was cancelled for no consideration;

•
with respect to each vested Soho House SAR that was held by a Reinvestment Stockholder: (1) 60%, or such other amount as set forth in the Reinvestment Stockholder’s Rollover and Support Agreement, of the total vested Soho House SARs held by such Reinvestment Stockholder (consisting of such vested Soho House SARs with the most recent grant date) continued to relate to shares of Class A Common Stock and remained subject to the same terms and conditions applicable to such vested Soho House SAR; and (2) 40%, or such other amount as set forth in the Reinvestment Stockholder’s Rollover and Support Agreement, of the total vested Soho House SARs held by such Reinvestment Stockholder (consisting of such vested Soho House SARs with the earliest grant date) were cancelled in exchange for a cash payment equal to the product of (A) each such Soho House SAR, multiplied by (B) the excess, if any, of (i) the Per Share Price over (ii) the base price per share of such Soho House SAR, without interest and less any required tax withholdings; provided that each vested Soho House SAR with a base price per share that was equal to or greater than the Per Share Price was cancelled for no consideration;

•
each vested Soho House performance-based restricted stock unit award under any Soho House Equity Plan (“Soho House PSU”) or restricted stock unit award granted under any Soho House Equity Plan other than a Soho House PSU (“Soho House RSU”) (including any Soho House RSUs or Soho House PSUs that vested as a result of the Merger) was cancelled and converted into the right to receive a cash payment equal to the product of (1) the number of shares subject to such award multiplied by (2) the Per Share Price, less any required tax withholdings; provided that, for any Reinvestment Stockholder, 40%, or such other amount as set forth in the Reinvestment Stockholder’s Rollover and Support Agreement, of such amount was paid in cash, and 60%, or such other amount as set forth in the Reinvestment Stockholder’s Rollover and Support Agreement, was paid in a number of shares of Class A Common Stock equal to the quotient of (A) 60%, or such other amount as set forth in the Reinvestment Stockholder’s Rollover and Support Agreement, of such amount and (B) the Per Share Price (rounded to the nearest whole share);

•
each unvested Soho House RSU held by any non-employee director of Soho House was cancelled and converted into the right to receive a cash payment equal to the product of (1) the number of such Soho House RSUs held by such holder multiplied by (2) the Per Share Price; provided that, for any Reinvestment Stockholder, such Reinvestment Stockholder was paid only a portion of such amount (as set forth in the Reinvestment Stockholder’s Rollover and Support Agreement and which may be $0) in cash, and a portion

(as set forth in the Reinvestment Stockholder’s Rollover and Support Agreement and which may be $0) was paid in a number of shares of Class A Common Stock equal to the quotient of (A) such amount and (B) the Per Share Price (rounded to the nearest whole share); and
•
with respect to each unvested Soho House SAR, Soho House RSU or Soho House PSU, such award continued to relate to Class A Common Stock and remained subject to the same terms and conditions applicable to such award.

Each Rollover Share remained outstanding following the Effective Time.
In connection with the Closing, Soho House notified the New York Stock Exchange (the “NYSE”) of its intent to remove the Class A Common Stock from listing on the NYSE and requested that the NYSE (1) suspend trading of the Class A Common Stock on the NYSE prior to the opening of trading on January 29, 2026 and (2) file a Notification of Removal of Listing and/or Registration on Form 25 with the SEC to delist and deregister the Class A Common Stock under Section 12(b) of the Exchange Act. The delisting and deregistration under Section 12(b) of the Exchange Act will become effective 10 days after the filing of Form 25.
Soho House intends to file with the SEC a certification and notice on Form 15 with respect to the Class A Common Stock after the delisting and deregistration under Section 12(b) of the Exchange Act becomes effective. Soho House’s reporting obligations under the Exchange Act will be suspended upon the filing of the Form 15.

Item 16.	Exhibits
The following exhibits are filed herewith:
•	16(a)(2)(i) Definitive Proxy Statement of Soho House & Co Inc. (included in the Schedule 14A filed on December 11, 2025 and incorporated herein by reference).
•	16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
•	16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
•	16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
•	16(a)(2)(v) Current Report on Form 8-K, dated August 18, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
•	16(a)(2)(vi) Soliciting Materials (Letter from CEO to Stockholders) filed on Schedule 14A on August 18, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
•	16(a)(2)(vii) Soliciting Materials (Q&A for Members) filed on Schedule 14A on August 18, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
•	16(a)(2)(viii) Soliciting Materials (Letter from CEO) filed on Schedule 14A on August 18, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
•	16(a)(5)(i) Current Report on Form 8-K (filed on January 8, 2026 and incorporated herein by reference).
•	16(a)(5)(ii) Current Report on Form 8-K (filed on January 14, 2026 and incorporated herein by reference).
•	16(a)(5)(iii) Current Report on Form 8-K (filed on January 29, 2026 and incorporated herein by reference).
•
16(b)(i) Senior Unsecured Facility Commitment Letter, dated August 15, 2025, by and among Soho House Holdings Limited, Goldman Sachs Asset Management, L.P., BSCH III Designated Activity Company, Apollo Capital Management, L.P. and Apollo Global Securities, LLC (included as Annex F to the Proxy Statement and incorporated herein by reference).

•
16(b)(ii) Senior Unsecured Facility Restated Commitment Letter, dated January 14, 2026, by and among Soho House Holdings Limited, Goldman Sachs Asset Management, L.P., Broad Street Credit Holdings, LLC, Apollo Capital Management, L.P. and Apollo Global Securities, LLC.

•
16(b)(iii) Senior Secured Facility Commitment Letter, dated August 15, 2025, by and between Soho House Bond Limited, Apollo Capital Management, L.P. and Apollo Global Securities, LLC (included as Annex G to the Proxy Statement and incorporated herein by reference).

•	16(b)(iv) Senior Secured Facility Restated Commitment Letter, dated January 14, 2026, by and between Soho House Bond Limited, Apollo Capital Management, L.P. and Apollo Global Securities, LLC.
•
16(c)(i) Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Soho House & Co Inc., dated August 15, 2025 (included as Annex K to the Proxy Statement and incorporated herein by reference).

•	16(c)(ii)* Presentation prepared by Morgan Stanley & Co. LLC, dated August 12, 2025, for the Board of Directors of Soho House & Co Inc.
•	16(c)(iii)* Presentation prepared by Morgan Stanley & Co. LLC, dated August 12, 2025, for the Special Committee of the Board of Directors of Soho House & Co Inc.
•	16(c)(iv)* Preliminary Presentation Materials prepared by Morgan Stanley & Co. LLC, dated July 3, 2025, for the Special Committee of the Board of Directors of Soho House & Co Inc.
•	16(c)(v)* Preliminary Presentation Materials prepared by Morgan Stanley & Co. LLC, dated March 21, 2025, for the Special Committee of the Board of Directors of Soho House & Co Inc.
•	16(c)(vi)* Preliminary Presentation Materials prepared by Morgan Stanley & Co. LLC, dated January 24, 2025, for the Special Committee of the Board of Directors of Soho House & Co Inc.

•
16(d)(i) Agreement and Plan of Merger, dated as of August 15, 2025, by and among Soho House & Co Inc., EH MergerSub Inc. and EH Parent LLC (included as Annex A to the Proxy Statement and incorporated herein by reference).

•	16(d)(ii) Form of Rollover and Support Agreement entered into with the Reinvestment Stockholders (included as Annex B to the Proxy Statement and incorporated herein by reference).
•
16(d)(iii) Equity Commitment Letter, dated August 15, 2025, by and between EH MergerSub Inc. and Apollo Capital Management, L.P. (included as Annex C to the Proxy Statement and incorporated herein by reference).

•	16(d)(iv) Amended and Restated Equity Commitment Letter, dated January 14, 2026, by and between EH MergerSub Inc. and Apollo Capital Management, L.P.
•
16(d)(v) Equity Commitment Letter, dated August 15, 2025, by and among EH MergerSub Inc., MCR Hospitality Fund IV LP and MCR Hospitality Fund IV QP LP (included as Annex D to the Proxy Statement and incorporated herein by reference).

•	16(d)(vi) Equity Commitment Letter, dated January 13, 2026, by and between EH MergerSub Inc. and Morse Ventures Inc.
•	16(d)(vii) Equity Commitment Letter, dated January 26, 2026, by and between EH MergerSub Inc. and Momentum Solutions II, LLC.
•	16(d)(viii) Form of Equity Commitment Letter entered into with certain other Equity Investors (included as Annex E to the Proxy Statement and incorporated herein by reference).
•
16(d)(ix) Stockholders’ Agreement, dated as of July 19, 2021, among Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P. Richard Caring, Nick Jones and Membership Collective Group Inc. (incorporated by reference to Exhibit 2.1 to Soho House & Co Inc.’s Registration Statement on Form S-1 filed with the SEC on June 21, 2021).

•
16(d)(x) Form of Voting Agreement to be entered into with the Reinvestment Stockholders and Equity Investors at closing (included as Annex J to the Proxy Statement and incorporated herein by reference).

•	16(d)(xi) Voting Agreement entered into with the Reinvestment Stockholders and Equity Investors at closing.
•	16(d)(xii) Letter Agreement, dated as of August 15, 2025, by and between Ronald W. Burkle and Nick Jones (included as Annex H to the Proxy Statement and incorporated herein by reference).
•	16(d)(xiii) Letter Agreement Amendment, dated as of December 2, 2025, by and between Ronald W. Burkle and Nick Jones (included as Annex I to the Proxy Statement and incorporated herein by reference).
•	16(f)* Section 262 of the General Corporation Law of the State of Delaware.
•	107* Filing Fee Table
*	Previously filed with the Transaction Statement.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 29, 2026

SOHO HOUSE & CO INC.

By:	/s/ Andrew Carnie
	Name:	Andrew Carnie
	Title:	Chief Executive Officer

EH PARENT LLC

By: Yucaipa American Alliance Fund II, L.P., its sole member

By: Yucaipa American Alliance Fund II, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

THE YUCAIPA COMPANIES LLC

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

YUCAIPA AMERICAN ALLIANCE III, L.P.

By:	Yucaipa American Alliance III, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

YUCAIPA SOHO WORKS, INC.

By:	Yucaipa American Alliance (Parallel) III, LP, its sole stockholder

By:	Yucaipa American Alliance III, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

GLOBAL JOINT VENTURE INVESTMENT PARTNERS LP

By:	Global Joint Venture Investment Partners, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

OA3, LLC

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

RON BURKLE
/s/ Ron Burkle

RICHARD CARING
/s/ Richard Caring

ANDREW CARNIE
/s/ Andrew Carnie

NICK JONES
/s/ Nick Jones

TOM COLLINS
/s/ Tom Collins